Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Sprint Nextel Corporation:
We consent to the use of our reports with respect to the consolidated financial statements and related financial statement schedule of Sprint Nextel Corporation, formerly Sprint Corporation, (the 'Company') as of and for the year ended December 31, 2004, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, included in the Company’s annual report on Form 10-K/A for the year ended December 31, 2004, incorporated by reference herein, and to the reference to our firm under the headings “Selected Historical Financial Data of Sprint Nextel (formerly Sprint Corporation)” and “Experts” in the prospectus.
/s/ KPMG LLP
McLean, Virginia
March 2, 2006